Exhibit 99.1

EHang Receives Notification of Deficiency from Nasdaq Relating to Delayed Filing of Annual Report on Form 20-F

Guangzhou, China, May 26, 2021 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), an autonomous aerial vehicle (“AAV”) technology platform company, today announced it has received a notice from Nasdaq on May 20, 2021 stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”), EHang is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic reports with the Securities and Exchange Commission (the “SEC”). This notice has no immediate effect on the listing or trading of EHang’s American depositary shares on the Nasdaq Global Market.

The Company is required by Nasdaq to submit its plan to regain compliance within 60 calendar days, or no later than July 19, 2021. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the 2020 Form 20-F’s due date, or until November 15, 2021, to regain compliance.

The Company was not able to file the 2020 Form 20-F by its due date primarily due to the additional time needed to complete the 2020 Form 20-F, as set forth in the Form 12b-25 submitted to the SEC on April 30, 2021. EHang continues to work diligently to complete the 2020 Form 20-F and strives to file it with the SEC as soon as reasonably practicable.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact:

pr@ehang.com

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